UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 28, 2024

THUNDER BRIDGE CAPITAL PARTNERS IV, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40555	86-1826129
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9912 Georgetown Pike

Suite D203

Great Falls, Virginia 22066

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (202) 431-0507

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-fifth of one Redeemable Warrant	THCPU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	THCP	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	THCPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement.

Amendment to Business Combination Agreement

As previously disclosed, Thunder Bridge Capital Partners IV, Inc. (the “Company”), a Delaware corporation, entered into a Business Combination Agreement, dated March 22, 2022 and amended May 31, 2023, (the “Business Combination Agreement”) by and among the Company, Coincheck Group B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“PubCo”), M1 Co G.K., a Japanese limited liability company (godo kaisha) (“HoldCo”), Coincheck Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Coincheck, Inc., a Japanese joint stock company (kabushiki kaisha) (“Coincheck”).

On May 28, 2024, the Company, PubCo, HoldCo, Merger Sub and Coincheck entered into the Second Amendment to Business Combination Agreement, extending the Termination Date (as defined in the Business Combination Agreement) from July 2, 2024 to January 2, 2025.

Item 7.01. Regulation FD Disclosure.

On May 29, 2024, Coincheck issued a press release announcing the execution of the Second Amendment to Business Combination Agreement. A copy of the press release is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibit 99.1.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4 to be filed by PubCo with the SEC, which will include a proxy statement/prospectus of the Company, and will file other documents regarding the proposed transaction with the SEC. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Coincheck, the Company and the proposed business combination. Promptly after the Form F-4 is declared effective by the SEC, the Company will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the meeting relating to the approval of the proposed business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of the Company are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by the Company with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066, Attention: Secretary, (202) 431-0507.

Participants in Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from its stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in the Company will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about the Company’s directors and executive officers and their ownership of Company common stock is set forth in the Company prospectus, dated June 29, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

Coincheck, the Company and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Forward-Looking Statements

This Current Report on Form 8-K contains, and certain oral statements made by representatives of the Company and Coincheck and their respective affiliates from time to time may contain, a number of “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Coincheck’s industry and market sizes, future opportunities for Coincheck and the Company, Coincheck’s estimated future results and the proposed business combination between the Company and Coincheck, including the implied enterprise value, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in the Company’s reports filed with the SEC and those identified elsewhere in this Current Report on Form 8-K, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of the Company’s stockholders, the failure to achieve the minimum amount of cash available following any redemptions by the Company stockholders, redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the definitive agreement; a delay or failure to realize the expected benefits from the proposed transaction; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; changes in the cryptocurrency and digital asset markets in which Coincheck competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions, risk that Coincheck may not be able to execute its growth strategies, including identifying and executing acquisitions; risk that Coincheck may not be able to develop and maintain effective internal controls; and other risks and uncertainties indicated the Company’s final prospectus, dated June 29, 2021, for its initial public offering, and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The Company and Coincheck caution that the foregoing list of factors is not exclusive.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about the Company and Coincheck or the date of such information in the case of information from persons other than the Company or Coincheck, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Coincheck’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This Current Report on Form 8-K also shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the proposed business combination will be completed, nor can there be any assurance, if the proposed business combination is completed, that the potential benefits of combining the companies will be realized.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Second Amendment to Business Combination Agreement, dated as of May 28, 2024, by and among Thunder Bridge Capital Partners IV, Inc., Coincheck Group B.V., M1 Co G.K., Coincheck Merger Sub, Inc., and Coincheck, Inc.

99.1	Press Release dated May 29, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THUNDER BRIDGE CAPITAL PARTNERS IV, INC.

	By:	/s/ Gary Simanson
		Name:	Gary Simanson
		Title:	Chief Executive Officer

Dated: May 30, 2024

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